Kitcher Resources Inc.
                          Suite 138 - 1027 Davie Street
                         Vancouver, B.C. Canada V6E 4L2
                             Telephone (604)231-0074
                             Facsimile (309)404-3652

April 26, 2007

Mr. Jason Wynn
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC  20549

Re: Kitcher Resources Inc.
    Registration Statement on Form SB-2/A
    Filed April 25, 2007
    File No. 333-141328

Dear Mr. Wynn:

Please consider this letter the request of Kitcher Resources Inc., the Registrant herein, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Monday April 30, 2007, at 3:00 p.m., or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

Kitcher Resources Inc. (the Company) hereby acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind co-operation and assistance in this matter.

Very truly yours,

Kitcher Resources Inc.


/s/ Raminder Badyal
----------------------------
Dr. Raminder Badyal
President